January 26, 2023

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Marion Graham

Re:	Professional Diversity Network, Inc.
Registration Statement on Form S-3 filed January 19, 2023 (File No. 333-269304)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Professional Diversity Network, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (333-269304) (the “Registration Statement”) for January 30, 2023, at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

If you have any questions regarding the foregoing, please call Charles Wu of Locke Lord LLP at 312-443-1868.

Very truly yours,

Adam He
Chief Executive Officer

cc:	Charles Wu
Locke Lord LLP